UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Checkone)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Perma-Fix Environmental Services, Inc.
Full Name of Registrant

Former Name if Applicable

8302 Dunwoody Place, Suite 250
Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30350
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant cannot complete the filing of its Form 10-K by March 16, 2022 due to additional time needed to complete its year-end financial reporting process, complete the assessment of the effectiveness of its internal control over financial reporting and for examination by its independent registered public accounting firm. The registrant continues to dedicate significant resources to the completion of its financial statements and intends to file its Form 10-K by the end of the extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ben Naccarato	(770)	587-9898
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

The registrant estimates that it will have revenues of approximately $71.5 million for fiscal year 2021 and net income of approximately $94,000. The registrant’s income from continuing operations for fiscal year 2021 is estimated to be approximately $515,000 and includes a “Gain on extinguishment of debt” recorded in the amount of approximately $5.4 million resulting from the Paycheck Protection Program Loan that was forgiven by the U.S Small Business Administration effective June 2021 and a non-cash “Loss from deconsolidation of subsidiary” in the amount of approximately $1.1 million resulting from the sale of the registrant’s Polish majority-owned subsidiary, Perma-Fix Medical S.A which encompasses the registrant’s Medical Segment. As previously disclosed, during the fourth quarter of 2021, the registrant made the strategic decision to cease all research and development activities under its Medical Segment resulting in the sale of Perma-Fix Medical S.A. The registrant’s income from continuing operations for fiscal year 2021 also includes a tax benefit recorded in the amount of approximately $2.4 million resulting from the release of valuation allowance on the registrant’s beginning of year deferred tax assets related primarily to U.S. federal income taxes.

Perma-Fix Environmental Services, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 16, 2022	By	/S/ Ben Naccarato
	Name:	Ben Naccarato
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).